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September 28, 2010	OUR FILE NUMBER 843,143-020 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com
VIA EDGAR AND BY FACSIMILE
Ms. Sonia Barros Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed September 24, 2010

File No. 333-167040

Dear Ms. Barros:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), a subsidiary of Sun Healthcare Group, Inc. (“Sun”), this letter sets forth Sabra’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 27, 2010 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”), as well as additional information requested orally by the Staff on September 27, 2010. For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Sabra has concurrently filed via EDGAR Amendment No. 4 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comments in the Comment Letter as described herein as well as other updated information (“Amendment No. 4”). Concurrently with this filing, SHG Services, Inc. (“New Sun”) has also filed via EDGAR Amendment No. 4 to its Registration Statement on Form S-1. Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the Registration Statement and all page number references used herein refer to the page numbers in Amendment No. 4.

Ms. Sonia Barros, September 28, 2010

General

1.	We note your disclosure that Mr. Matros is expected to receive initial equity awards from Sabra and that while the amount, type and terms and conditions of the equity awards expected to be granted by Sabra to Mr. Matros have not yet been determined, the equity awards are expected to reflect the compensation committee’s determination of an “appropriate equity compensation package” for Mr. Matros in his position as chief executive officer of Sabra. Please provide further disclosure regarding when you expect to make these awards and what the likely “appropriate equity compensation package” for Mr. Matros will be. We note that you have provided an estimate on page 135. For example, please describe if the equity compensation package will be approximately equivalent to, greater than or less than Mr. Matros’ current equity compensation package with Sun.

Response: Sabra anticipates that on or about the time of the Separation and REIT Conversion Merger, the compensation committee of Sabra’s board of directors will meet to determine the compensation package for Mr. Matros for his prospective service to Sabra as its Chief Executive Officer. Subject to the determination of the compensation committee, Sabra currently anticipates that Mr. Matros will receive annual compensation as the Chief Executive Officer of Sabra in line with that of chief executive officers of other publicly traded REITs and not in excess of his annual compensation as the Chief Executive Officer of Sun. The equity awards to be granted to Mr. Matros by Sabra are expected to include two components. The first component of the equity awards to be granted to Mr. Matros by Sabra is expected to result from the conversion of Mr. Matros’ Sun equity awards in connection with the Separation and REIT Conversation Merger and would not have a value in excess of his existing Sun equity awards. The second component of the equity awards to be granted to Mr. Matros by Sabra is an initial equity award as part of Mr. Matros’ overall compensation package for his prospective service as the Chief Executive Officer of Sabra. Subject to the determination of the compensation committee of Sabra’s board of directors, Sabra currently anticipates this second component of the Sabra equity awards will have a grant date fair value approximately equivalent to the grant date fair value of the equity awards granted to Mr. Matros by Sun as part of his annual compensation for his services to Sun. The exact type and terms and conditions of these awards have not, however, been determined.

The disclosures on pages 17, 18, 56, 207, 217 and 225 have been revised to provide additional information regarding the expected compensation package of Mr. Matros.

2.

We refer to your disclosure on page 60 regarding the condition for the repayment of Sun’s 9.125% senior subordinated notes and the outstanding term loans under Sun’s existing credit facility. The Form of Distribution Agreement you have included as an exhibit, however, refers to consummating the “Financing Transactions” as a condition to the Separation, which includes the New Sun senior secured credit facility in the amount of $285,000,000, the secured revolving credit facility by Sabra in the amount of $100,000,000 and the issuance by Sabra of senior unsecured notes in the amount of

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Ms. Sonia Barros, September 28, 2010

$225,000,000. Please tell us why you have not described this condition as provided for in the Form of Distribution Agreement.

Response: We have revised the disclosure on pages 21 and 60 to clarify, consistent with the Distribution Agreement, that consummation of the financing transactions described in the section titled “Description of Material Indebtedness” is a condition to the Separation.

Exhibit 8.2

3.	Please have counsel revise the opinion to remove the second sentence in the penultimate paragraph. Disclaimers of responsibility that state or imply that investors are not entitled to rely on the opinion are unacceptable as investors are entitled to rely on the opinion expressed.

Response: In response to the Staff’s comment, counsel has removed the second sentence of the penultimate paragraph of Exhibit 8.2 and has added clarifying language to the prior sentence prohibiting uses of the opinion other than for inclusion in the Registration Statement. The revised legal opinion has been filed as Exhibit 8.2 to Amendment No. 4.

4.	Please have counsel revise the opinion to consent to the disclosure in the prospectus under the heading “Material U.S. Federal Income Tax Consequences.”

Response: Counsel has revised its legal opinion in response to the Staff’s comment. The revised legal opinion has been filed as Exhibit 8.2 to Amendment No. 4.

Exhibit 99.5

5.	We note that the introductory paragraphs to Exhibit 99.5 contain limitations and disclaimers on reliance. These limitations and disclaimers regarding reliance on information in the prospectus or information required to be filed are inappropriate. Please remove the following statements: “solely for use by the board,” “cannot and should not be relied upon by any such person or other party” and “cautioned not to rely on the financial projections set forth therein.”

Response: The introductory paragraphs to Exhibit 99.5 have been revised to (i) remove the statements “cannot and should not be relied upon by any such person or other party” and “cautioned not to rely on the financial projections set forth therein” and (ii) modify the statement “solely for use by the board” to remove the word “solely.” These changes are reflected in Exhibit 99.5 to Amendment No. 4 filed by Sabra.

Additional Information

In response to discussions with the Staff, please note the following:

•	Sun confirms that it does not expect the indemnification obligations of New Sun under the Tax Allocation Agreement to be material;

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Ms. Sonia Barros, September 28, 2010

•

Each of Sabra and New Sun confirms that, prior to the completion of the Separation, it expects to enter into the financing transactions described in the section titled “Description of Material Indebtedness;” and

•

Per the Staff’s request, Sun has supplementally provided under separate cover an explanation of the basis for its anticipated accounting treatment of the proposed $75 million funded letter of credit facility for New Sun.

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For the Staff’s convenience, we will arrange for you to receive separately copies of Amendment No. 4 that are marked to show cumulative changes from the Amendment No. 3 that was filed on September 24, 2010.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner

Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chief Executive Officer

Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer

SHG Services, Inc.

Robert T. Plesnarski, Esq.

O’Melveny & Myers LLP

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